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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.   6   )*
                                         ------

                         Recycling Industries, Inc.
                     ----------------------------------
                              (Name of Issuer)

                       Common Stock, $.001 Par Value
                     ----------------------------------
                       (Title of Class of Securities)

                                 756285 10 2
                     ----------------------------------
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  8  Pages
                                        ---

CUSIP No. 756285 10 2                 13G                 Page  2  of  8  Pages
          -----------                                          ---    ---

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Thomas J. Wiens
     ###-##-####
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     2,284,103
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      -0-
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  2,284,103
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  -0-
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,284,103
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     16.8%
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 756285 10 2                 13G                 Page  3  of  8  Pages
          -----------                                          ---    ---

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     First Dominion Holdings, Inc.
     84-1196069
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Colorado corporation
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     227,414
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      -0-
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  227,414
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  -0-
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     227,414
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     1.7%
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
     CO.
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 756285 10 2                 13G                 Page  4  of  8  Pages
          -----------                                          ---    ---

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Real Heroes, Inc.
     22-2760754
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware Non-Profit Corporation
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     1,664
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      -0-
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  1,664
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  -0-
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,664
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     -0-
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
     CO.
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

Cusip No. 756285 10 2                                        Page 5 of 8 Pages


Item 1(a) - NAME OF ISSUER:  Recycling Industries, Inc.

Item 1(b) - ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     384 Inverness Drive South, Suite 200
     Englewood, Colorado  80112

Item 2(a) - NAME OF PERSONS FILING:

     This Schedule 13-G is being filed jointly by Thomas J. Wiens, First Dominion Holdings, Inc., a Colorado corporation ("First Dominion"), and Real Heroes, Inc., a Delaware nonprofit corporation ("Real Heroes").
     Mr. Wiens is Chief Executive Officer of the Issuer and the sole shareholder of both First Dominion and Real Heroes. Therefore, under Rule 13d-3, he may be deemed to be the beneficial owner of all of the shares reported herein due to his relationship with the record owners.

Item 2(b) - ADDRESS PRINCIPAL BUSINESS OFFICE OR, IF NONE,
            RESIDENCE:

     384 Inverness Drive South, Suite 200
     Englewood, Colorado  80112

Item 2(c) - CITIZENSHIP:  Mr. Wiens is a United States citizen.
            First Dominion is a Colorado corporation. Real Heroes is a Delaware nonprofit corporation.

Item 2(d) - TITLE OF CLASS OF SECURITIES:

     Common Stock, $.001 Par Value

Item 2(e) - CUSIP NUMBER:  756285 10 2

Item 3    - N/A

Item 4    - OWNERSHIP

            (a)  AMOUNT BENEFICIALLY OWNED:  2,284,103 shares

                 Includes: (i) 2,055,025 shares owned directly; (ii) 227,414 shares owned of record by First Dominion; and (ii) 1,664 shares owned of record by Real Heroes.

Cusip No. 756285 10 2                                        Page 6 of 8 Pages

     (b)  PERCENT OF CLASS:

          16.8% by Mr. Wiens
           1.7% by First Dominion
            0% by Real Heroes

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  sole power to vote or to direct the vote:

               2,284,103 shares which includes: (i) 2,055,025 shares owned directly; (ii) 227,414 shares owned of record by First Dominion of which Mr. Wiens is the sole shareholder; and (ii) 1,664 shares owned of record by Real Heroes of which Mr. Wiens is the sole shareholder.

          (ii) shared power to vote or to direct the vote:

               N/A

         (iii) sole power to dispose or to direct the disposition:

               2,284,103 shares which includes: (i) 2,055,025 shares owned directly; (ii) 227,414 shares owned of record by First Dominion of which Mr. Wiens is the sole shareholder; and (ii) 1,664 shares owned of record by Real Heroes of which Mr. Wiens is the sole shareholder.

          (iv) shared power to dispose or to direct the disposition:

               N/A

Item 5    -    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  N/A

Item 6    -    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
               N/A

Item 7    -    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:  N/A

Cusip No. 756285 10 2                                        Page 7 of 8 Pages

Item 8    -    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:  N/A

Item 9    -    NOTICE OF DISSOLUTION OF GROUP:  N/A

Item 10   -    CERTIFICATION:  N/A

Cusip No. 756285 10 2                                        Page 8 of 8 Pages

                                   SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    August 26, 1996              /s/ THOMAS J. WEINS
                                       ----------------------------------
                                       Thomas J. Wiens



                                       FIRST DOMINION HOLDINGS, INC.


Dated:    August 26, 1996              By: /s/ THOMAS J. WIENS, President
                                          -------------------------------
                                          Thomas J. Wiens, President



                                       REAL HEROES, INC.


Dated:    August 26, 1996              By: /s/ THOMAS J. WIENS, President
                                          -------------------------------
                                          Thomas J. Wiens, President



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (18 U.S.C. 1001).